FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 26, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

For Immediate Release: NR 09-05

EXETER CLOSES $29 MILLION FINANCING

Vancouver, B. C., February 26, 2009 – Exeter Resource Corporation (TSX-V:XRC, NYSE Alternext US: XRA, Frankfurt: EXB – “Exeter” or the “Company”) is pleased to announce that it has closed the bought deal equity financing, including the full amount of the underwriters' over-allotment option, for aggregate gross proceeds to Exeter of C$28,980,000. A syndicate of underwriters purchased an aggregate of 12,075,000 common shares at a price of C$2.40 per common share.

In connection with the offering, the Company paid to the underwriters a 6.5% cash commission and issued 784,875 non-transferable compensation options entitling the holder to purchase one common share at a price of C$2.40 for a period of 12 months.

The Company intends to use the net proceeds of the Offering for exploration and development of the Company's properties in Argentina and Chile and for general corporate purposes.

The common shares will not be and have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: Bryce Roxburgh, President or Rob Grey, Investor Relations Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1-888-688-9592	Suite 1260, 999 West Hastings Street Vancouver, B.C. Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein. Forward-looking statements include, but are not limited to, the Company’s belief as to the extent and timing of its drilling programs and exploration results, the potential tonnage and grades of deposits, timing and establishment of resources estimates, potential for financing its activities, potential production from its properties and expected cash reserves. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. While the Company has based this forward-looking information on its expectations about future events as at the date that such information was prepared, the information is not a guarantee of the Company’s future performance and is subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward looking information. Such factors and assumptions include, amongst others, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgements in the course of preparing forward-looking information. In addition, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; and tax consequences to U.S. investors, as well as those factors discussed in the Company’s Annual Information Form for the financial year ended December 31, 2007, dated March 28, 2008 filed with the Canadian Securities Administrators and available at www.sedar.com. Subject to applicable securities laws, the Company undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events or otherwise. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR
ACCURACY OF THIS NEWS RELEASE

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